AMENDMENT AB 5/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031063

RECEIVED 2010 APR 15 PM 5:01

Mail Processing Section APR 14 2010 Washington, DC 112

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 22411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1815 SATELLITE BLVD SUITE 502
(No. and Street)

DULUTH	GA	30097
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REED, QUINN & MCCLURE, LLC
(Name – *if individual, state last, first, middle name*)

6055 ATLANTIC BLVD	SUITE A-1 NORCROSS,	GA	30071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/27

OATH OR AFFIRMATION

I, James M. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investments Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



DAVIE L. DAVIS
NOTARY
EXPIRES
GEORGIA
NOV. 30, 2013
PUBLIC
FULTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule 2

CAPITAL INVESTMENTS, INC.
OTHER SUPPLEMENTAL INFORMATION
DECEMBER 31, 2009 AND 2008

I. There were no liabilities subordinated to claims of general creditors for the years ended December 31, 2009 and 2008.

II. The Corporation qualified for exemption of reserve requirements and information relating to possession and control requirements under paragraph (k)(2)(i) of Rule 15c3-3.

III. Liabilities of the Company are excluded from the computation of aggregate indebtedness under paragraph (c)(1)(viii) of Rule 15c3-1.

IV. The Corporation does not hold securities and therefore procedures for safeguarding securities, as provided for by paragraph (i)(2) of Rule 17a-5, are not applicable.

V. In accordance with paragraph (d)(4) of Rule 17a-5, the following is a reconciliation between the computation of net capital per Schedule 1 of this report and the computation of net capital as reflected in Part II-A of the Focus Report filed by Capital Investments, Inc.

	2009	2008
Net capital per Part II-A of the Focus Report	$ 17,404	$ 34,517
Increase in non-allowable assets	(1,620)	-
Correction to net income	4,377	-
Net capital per Schedule 1	$ 20,161	$ 34,517